SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

57TH STREET GENERAL ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Common Stock, par value $0.0001
(Title of Class of Securities)
316816107
(CUSIP Number of Class of Securities)

Mark D. Klein
Chairman, President and Chief Executive Officer
590 Madison Avenue, 35th Floor
New York, New York 10022
(212) 409-2434
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$4,990,000	$579.34

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 500,000 shares of outstanding common stock of 57th Street General Acquisition Corp., par value $0.0001 per share, at the tender offer price of $9.98 per share.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $116.10 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,626.49	Filing Party: 57th Street General Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: February 22, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
Introduction
     57th Street General Acquisition Corp., a Delaware corporation (“57th Street” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 22, 2011 as amended by Amendment No. 1 thereto filed on March 18, 2011 and Amendment No. 2 thereto filed on March 23, 2011, (the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 3, relates to the offer by 57th Street to purchase up to 500,000 shares of its common stock, par value $0.0001 (“Common Stock”) per share (the “Common Shares”), at a price of $9.98 per share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated March 18, 2011 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(J) to the Schedule TO, and the Amended and Restated Letter of Transmittal (the “Letter of Transmittal), previously filed as Exhibit (a)(1)(K) to the Schedule TO (which together, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer, as extended, expires at 5:00 p.m., New York City time, on Tuesday, April 19, 2011, unless the Offer is further extended.
     This Amendment No. 3 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended hereafter and filed with the Securities and Exchange Commission. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.
     This Amendment No. 3 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.
Item 11. Additional Information.
(b) Other Material Information.
     Item 11(b) is hereby amended and supplemented by adding at the end thereof the following:
     On March 30, 2011, 57th Street General Acquisition Corp. (“57th Street” or the “Company”) and Crumbs Holdings LLC (“Crumbs”) issued a joint press release announcing the extension of the tender offer, the further intended modification of the terms of the Business Combination Agreement (subject to agreement of definitive terms), updated projections based primarily on an updated anticipated closing date for the transactions contemplated by the Business Combination Agreement and an amended and restated investor presentation. A copy of the press release is filed as Exhibit (a)(1)(P) and the amended and restated investor presentation is filed as Exhibit (a)(1)(Q) to the Schedule TO and are incorporated herein by reference.
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(1)(P)	Joint Press Release dated March 30, 2011.

(a)(1)(Q)	Amended and Restated Investor Presentation.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

57TH STREET GENERAL ACQUISITION CORP.
By:	/s/ Mark D. Klein
Mark D. Klein
Chairman, President and Chief Executive Officer

Date: March 31, 2011

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase dated February 22, 2011.

(a)(1)(B)*	Letter of Transmittal To Tender Shares of Common Stock.

(a)(1)(C)*	Letter of Transmittal To Tender Warrants to Purchase Common Stock.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release, dated February 22, 2011.

(a)(1)(H)	Joint press release dated January 10, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(a)(1)(I)	Investor Presentation (incorporated by reference from Exhibit 99.2 to the Form 8-K/A filed by 57th Street General Acquisition Corp. on January 31, 2011).

(a)(1)(J)*	Amended and Restated Offer to Purchase dated March 18, 2011

(a)(1)(K)*	Amended and Restated Letter of Transmittal to Tender Shares of Common Stock

(a)(1)(L)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(M)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(N)*	Press Release dated March 18, 2011.

(a)(1)(O)*	Joint Press Release dated March 22, 2011.

(a)(1)(P)	Joint Press Release dated March 30, 2011.

(a)(1)(Q)	Amended and Restated Investor Presentation.

(b)	Not applicable.

(d)(1)	Business Combination Agreement, dated as of January 9, 2011 by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings

Exhibit
Number	Description
LLC and its members (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(d)(2)	Amendment to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of February 18, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on February 22, 2011.)

(d)(3)*	Amendment No. 2 to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of February 18, 2011.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed